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                                                                     Exhibit 2.3

                       STOCK SUBSCRIPTION OPTION AGREEMENT

                         "COMPANIA DE TELEFONOS DE CHILE
                         TRANSMISIONES REGIONALES S.A."

                                       AND

                              "TERRA NETWORKS S.A."

In Santiago de Chile, on October 4, 1999, appear: Velko Petric Cabrales, representing COMPANIA DE TELEFONOS DE CHILE S.A. TRANSMISIONES REGIONALES S.A., hereinafter referred to as "CTC Mundo" or the "Seller", a telecommunications company, both domiciled for purposes hereof at Nueva de Lyon 72, 11th Floor, district of Providencia, in this city, and Juan Perea Saenz de Buruaga, representing TERRA NETWORKS S.A. ("TN"), a Spanish telecommunications company domiciled at Edificio Atica No. 1, Via de las Dos Castillas 33, Pozuelo de Alarcon 28224 Madrid (Spain), who state as follows:

ONE:

TN hereby grants CTC Mundo an option to subscribe shares of TN for up to an amount of US$ 40,000,000 (forty million U.S. dollars). CTC Mundo may exercise this option up to one day prior to the date of registration of the documentation with the stock exchange supervisory agencies involved in the transaction. TN shall notify the Seller of said date 5 days in advance. For this purpose, the price of each TERRA share shall be the institutional price per share established for the Public Offering of TERRA.

Institutional price is understood to be the price accepted by TERRA as the price per share of the shares issued by TERRA offered to institutional investors as part of the public offering on the Spanish stock exchanges, NASDAQ and/or the stock exchanges of other countries.
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CTC Mundo agrees to pay the price for the TN shares it subscribes at the same time as the Institutional Investors, which in all cases shall be subsequent to cash payment of the price of the shares subscribed on the same date by CTC Mundo and Telefonica Interactiva Chile Limitada.

For this purpose, the price of each TN share shall be the institutional price established for the Public Offering indicated above.

TWO:  Transfer of TN shares.

ONE: Transfer Restrictions. CTC Mundo, if it exercises the option indicated in the previous clause, hereby agrees to not transfer its TN shares to any other person for a period of one (1) year from the date of exercising the option.

TWO: Pre-emptive right. After the one year term indicated in the previous paragraph elapses, all transfers to third parties by CTC Mundo of its TN shares shall be subject to the pre-emptive right to be applied as follows:

      If, at any time, CTC Mundo wishes to transfer its TN shares, it shall submit a written offer (the "Offer") to sell all and not less than all of its TN shares (the "Shares Offered") to TN. The Offer shall indicate the Shares Offered that it proposes to sell, which must be all of the TN shares owned by CTC Mundo, the terms and conditions, including the proposed sale price or the manner of determining the price and any other relevant fact related to the proposed sale. The Offer shall also indicate that TN may, according to the terms of this Agreement, acquire all of the Shares Offered at the price and under the terms and conditions of the Offer, including installment payments (if applicable).


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THREE: Decision to Buy: Closing. If TN wishes to buy the Shares Offered at the price proposed by the Seller, it shall notify the Seller in writing within three calendar days from the date it receives the Offer. This notification, together with the Offer, shall constitute a valid, legally binding and enforceable agreement to trade the Shares Offered. The sale shall be perfected by means of [sic] in accordance with rules applicable to special stock exchange transactions and over the counter securities transfers.

FOUR: Election to not buy. In the event that TN only partially accepts the Offer, or if the acceptance period elapsed and there is no indication of intent to buy, the Offer shall be considered to be rejected. Only under these circumstances may CTC Mundo offer the TN shares to third parties, within a period of 120 days from the date the Offer rejection notification was received or was considered to be received, with the limitation that the Shares Offers must be sold under the same or less favorable terms and conditions as the Offer. Compliance with these conditions must be verified by the president of TN at time of the transfer or prior thereto. If the potential third party buyer does not execute the purchase within the same period of time as provided in the Offer for TN, according to paragraph (a) above, or if CTC Mundo wishes to offer its TN shares at a price or at terms which are more favorable than those included in the Offer, the Shares Offered may not be sold, assigned or transferred unless previously offered to TN, again according to this Section Two.

THREE: Term. The term of this Agreement is ten (10) years from today. Nevertheless, early termination of this Agreement is not permitted while CTC Mundo is a shareholder of TN.

FOUR: Notices. All notifications, requests, demands and other communications between the parties to this agreement shall be in writing and addressed to the party at the following address


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(or another address which has been advised in a similar manner), and must be delivered in person, by certified or registered mail, with pre-paid postage or with return receipt requested or by fax, with a certified mail confirmation.

For CTC Mundo:

Compania de Telefonos de Chile S.A.
Transmisiones Regionales S.A.
Ricardo Lyon No. 72, 12th Floor, Santiago
Att: Velko Petric Cabrales
Fax: 3309700

For Telefonica Interactiva S.A.:

TERRA NETWORKS, S.A.
Edificio Atica, No. 1
Via de las Dos Castillas 33
Pozuelo de Alarcon 28224 Madrid (Spain)
Att: Cristina Lamana
with copy to: Juan Francisco Gutierrez (Estudio [Law Firm of] Philipi Yrarrazaval Pulido & Bruner)
Fax: (562) 364 37 96

FIVE: This agreement is governed by the laws of the Kingdom of Spain. The parties shall be subject to the jurisdiction of the courts of Madrid to settle any dispute which may arise with regard to the validity, interpretation or performance of this Agreement.

SIX: This Agreement and the appendices hereto constitute the entire agreement between the parties and supersede any other prior agreement between the parties regarding the same matter.


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SEVEN: This agreement is signed in two exact copies with the same date, each party retaining one copy.



[signed]                              [signed]
Velko Petric Cabrales                 Juan Perea Saenz de Buruaga
for CTC Mundo S.A.                    for Terra Networks S.A.


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